

June 26, 2015

Mr. James E. Cline
Chief Financial Officer
Trex Company, Inc.
160 Exeter Drive
Winchester, VA 22603-8605

> **Re: Trex Company, Inc.**
> **Form 10-K**
> **Filed February 24, 2015**
> **File No. 1-14649**

Dear Mr. Cline:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. – Business, page 1

1. We note from your earnings call held May 8, 2015 and your May 2015 investor presentation, that you initiated Trex International in 2011, expanded beyond Europe in 2012, and now sell in a total of 45 countries and expect a continued fast rate of growth in Europe, Australia, Asia and Middle East. With regards to any material foreign operations, please tell and disclose the following:

- Quantify your foreign sales and how you determined they were not material and disclosure for each period presented in your Form 10-K for the year ended December 31, 2014 and quarter ended March 31, 2015 was not warranted;
- Disclose components of income(loss) before tax expense (benefit) as either domestic or foreign and amounts applicable to US federal and foreign income taxes for each major component of income tax expense pursuant to ASC 740 and Rule 4-08(h) of Regulation S-X;
- Disclose any material foreign currency exchange differences during each period in accordance with ASC 830; and

- Disclose revenues generated from external customers attributed to an individual foreign country pursuant to ASC 280-10-50-41, as well as Item 101(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551- 3854 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief